SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 011-11906
|  |   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |X|   Form 10-Q    |  |   Form N-SAR

For the period ended: December 31, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	MEASUREMENT SPECIALTIES, INC. 80 Little Falls Road Fairfield, New Jersey 07004

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

          The Registrant was unable to assemble the information necessary to complete the Quarterly Report on Form 10-Q within the prescribed time period without unreasonable effort or expense pending resolution of certain accounting issues.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Joseph R. Mallon, Jr., Chief Executive Officer	(973)	808-1819

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the three months ended December 31, 2001, sales are estimated to be $42.7 million compared to $34.3 million for the same period of the prior fiscal year. Net loss for the three months ended December 31, 2001 is estimated to be in a range of $8.0 million to $11.0 million, or $0.67 to $0.92 per diluted share, compared to net income of $3.1 million or $0.35 per diluted share, for the same period during the fiscal year ended March 31, 2001. Final results for the period could differ from those estimates above depending on, among other things, the need, to restate the results of the prior period. The loss for the quarter resulted primarily from continued underutilization of manufacturing facilities, charges to reflect revised accounting for costing of inventory, lower sales in our organic consumer and sensor businesses, investments in other revenue generating initiatives, and the continuing high, nonrecurring costs to integrate acquired companies with our China facility.

MEASUREMENT SPECIALTIES, INC.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2002	By:	/s/ Joseph R. Mallon, Jr. Joseph R. Mallon, Jr. Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).